Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
TripMart Holding Limited	British Virgin Islands	100%
TripMart Corporation Limited	Hong Kong	100%
Suzhou EZTripMart Business Services Co., Ltd.	People’s Republic of China	100%